EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Other Names Under Which Subsidary Does Business
MDSI SOFTWARE BV	Netherlands	Not applicable
518495 B.C. Ltd.	British Columbia, Canada	Not applicable
518496 B.C. Ltd.	British Columbia, Canada	Not applicable
MOBILE DATA SOLUTIONS INC.	Delaware, United States	Not applicable
MDSI SERVICES (DANMARK) APS	Denmark	Not applicable
MDSI SERVICES (UK) LTD.	England and Wales	Not applicable
MDSI SOFTWARE SRL	Barbados	Not applicable
SERVICE SYSTEMS INTERNATIONAL LTD.	Kansas, United States	Not applicable
ALLIANCE SYSTEMS LTD.	British Virgin Islands	Not applicable
MDSI DATA SERVICES SOUTH AFRICA (PTY) LTD.	South Africa	Not applicable
MDSI SERVICES (NETHERLANDS) B.V.	Netherlands	Not applicable